Filed by Marriott International, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6(b)

of the Securities Exchange Act of 1934, as amended

Subject Company: Starwood Hotels & Resorts Worldwide, Inc.

Commission File No. for Registration Statement on

Form S-4 filed by Marriott International, Inc.: 333-208684

Marriott International, Inc. Corporate Headquarters

News

Contacts:

For Media: Tom Marder, (301) 380-7770, thomas.marder@marriott.com

For Investors: Laura Paugh, (301) 380-7418, laura.paugh@marriott.com;

Betsy Dahm, (301) 380-3372, betsy.dahm@marriott.com

STATEMENT BY MARRIOTT INTERNATIONAL, INC. REGARDING PROPOSED STARWOOD MERGER ACQUISITION

Bethesda, MD, March 18, 2016 – Marriott International, Inc. (NASDAQ: MAR) has been informed by Starwood Hotels and Resorts Worldwide (NYSE: HOT), and Starwood has announced publicly, that the Starwood Board of Directors has determined that it considers an Anbang consortium proposal to acquire Starwood to be a “Superior Proposal” to Marriott’s existing merger agreement with Starwood.

Starwood has further informed Marriott that it intends to terminate the merger agreement with Marriott unless Marriott and Starwood agree on revisions to their merger agreement that Starwood’s board of directors determines to be superior to the Anbang proposal.

Under the terms of Marriott’s merger agreement with Starwood, Marriott has the right to propose revised terms and Starwood must negotiate in good faith with Marriott to discuss any such proposed revised terms, for a period of five business days ending on Monday, March 28 at 11:59 p.m. ET. If Starwood terminates the Marriott merger agreement in order to accept the consortium proposal, Starwood must pay Marriott a termination fee of $400 million in cash.

Marriott continues to believe that a combination of Marriott and Starwood is the best course for both companies and offers the best value to Starwood shareholders. Marriott is in the process of reviewing the Anbang consortium’s proposal and is carefully considering its alternatives. The company is considering postponing its Special Meeting of Stockholders which is currently scheduled for March 28, 2016. Marriott has no further public comment at this time.

Marriott International, Inc. (NASDAQ: MAR) is a global leading lodging company based in Bethesda, Maryland, USA, with more than 4,400 properties in 87 countries and territories.

Marriott International reported revenues of more than $14 billion in fiscal year 2015. The company operates and franchises hotels and licenses vacation ownership resorts under 19 brands, including: The Ritz-Carlton®, BVlgari®, EDITION®, JW Marriott®, Autograph Collection® Hotels, Renaissance® Hotels, Marriott Hotels®, Delta Hotels and Resorts®, Marriott Executive Apartments®, Marriott Vacation Club®, Gaylord Hotels®, AC Hotels by Marriott®, Courtyard®, Residence Inn®, SpringHill Suites®, Fairfield Inn & Suites®, TownePlace Suites®, Protea Hotels® and Moxy Hotels®. Marriott has been consistently recognized as a top employer and for its superior business ethics. The company also manages the award-winning guest loyalty program, Marriott Rewards® and The Ritz-Carlton Rewards® program, which together comprise nearly 55 million members. For more information or reservations, please visit our website at www.marriott.com, and for the latest company news, visit www.marriottnewscenter.com.

Note on Forward-looking Statements

This communication contains “forward-looking statements” within the meaning of U.S. federal securities laws, including Marriott’s alternatives for responding to the Anbang consortium proposal, Starwood’s possible termination of the Marriott merger agreement, and other anticipated future events and expectations that are not historical facts. We caution you that these statements are not guarantees of future performance and are subject to numerous risks and uncertainties, including the receipt of necessary consents, and other risk factors identified in Marriott’s most recent Annual Report on Form 10-K and in the joint proxy statement / prospectus on Form S-4 that we filed with the U.S. Securities and Exchange Commission on February 16, 2016. Any of these factors could cause actual results to differ materially from the expectations we express or imply in this communication. We make these forward-looking statements as of the date of this communication. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This communication relates to a proposed business combination between Marriott and Starwood. In connection with this proposed business combination, on February 16, 2016, Marriott filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that contains a joint proxy statement/prospectus and other relevant documents concerning the proposed business combination. The registration statement on Form S-4 was declared effective by the Commission on February 17, 2016. Each of Marriott and Starwood mailed the joint proxy statement/prospectus to its respective stockholders beginning on or around February 19, 2016. INVESTORS AND SECURITY HOLDERS OF MARRIOTT AND STARWOOD ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents (when available) that Marriott and Starwood file with the SEC at the SEC’s website at www.sec.gov. In addition, these documents may be obtained from Marriott free of charge by directing a request to investorrelations@marriott.com, or from Starwood free of charge by directing a request to ir@starwoodhotels.com.